FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2007

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street, Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated September 7, 2007- Logan Resources Ltd. and International KRL Resources Corp. Announce the Resignation of Michael Hibbitts, VP of Exploration

2.

News Release Dated September 18, 2007- Logan Resources Ltd. And International KRL Resources Corp. Option Their Turn River Uranium-Nickel Project To Longview Capital Partners

3.

News Release Dated September 19, 2007 - Logan Resources Identifies Redbed Copper at Shell Creek; Continues Diamond Drill Program at the Property

4.

News Release dated September 28, 2007- Logan Resources Ltd. Announces Grant of Options

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date: October 16, 2007

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA): LGREF

Friday September 7, 2007

LOGAN RESOURCES LTD.  AND INTERNATIONAL KRL RESOURCES CORP. ANNOUNCE THE RESIGNATION OF MICHAEL HIBBITTS, VP EXPLORATION

Friday, September 7, 2007 - International KRL Resources Corp. (IRK:TSX-V) and Logan Resources Ltd. (LGR:TSX-V), a related company with certain common directors, today announced the resignation of Michael Hibbitts, Vice President, Exploration, effective immediately. Mr. Hibbitts has resigned to pursue personal priorities and interests. He will be available to the companies to verify assays from the 2007 exploration and drill programs.

“We wish him well as he embarks on a new path and thank him for his efforts. In the fourteen months that Michael has been with the companies, he has helped implement four aggressive diamond drill programs in the Yukon and contributed his expertise to the research and staking of the Turn River uranium-nickel project,” said Seamus Young, President and CEO.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and development of Canadian mineral properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia.  For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

Logan Resources Ltd. is a mineral exploration company with an impressive portfolio of Canadian projects. The Company is currently exploring for copper, gold and uranium in the Yukon Territory, uranium in Saskatchewan's uranium-rich Athabasca Basin as well as gold, silver, lead and zinc in British Columbia. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD OF

LOGAN RESOURCES LTD. & INTERNATIONAL KRL RESOURCES CORP.

“Seamus Young”

Seamus Young

President & CEO

For further Information Please Contact:

Seamus Young, President & CEO

International KRL Resources Corp. & Logan Resources Ltd.

604-689-0299 x223

Natasha Blackburn, Director of Corporate Development

International KRL Resources Corp. & Logan Resources Ltd.

604-689-0299 x 224

The RAYA Group, Investor Relations - Logan Resources Ltd.
Toll-free: 1-877-626-2121

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA): LGREF

Tuesday September 18, 2007

LOGAN RESOURCES AND INTERNATIONAL KRL RESOURCES OPTION THEIR TURN RIVER URANIUM-NICKEL PROJECT TO LONGVIEW CAPITAL PARTNERS

Vancouver, BC – Tuesday, September 18, 2007 – Logan Resources Ltd. (TSXV:LGR) and International KRL Resources Corp. (TSXV:IRK) and are pleased to announce that they have signed an agreement with Longview Capital Partners Incorporated (TSXV:LV) granting Longview Capital Partners the option to earn a 50% interest in their Turn River uranium-nickel project in the Yukon for CDN$15 million in staged exploration expenditures.

The project has considerable potential for uranium and nickel, with a significant land package consisting of 3,531 claims over twelve independent blocks, covering 743 square kilometres (183,567 acres).  The property is located approximately 95 km northeast of Whitehorse and may be serviced from the Canol Road.  The highest known uranium silt geochemical values in the Yukon are found in the Cassiar Plateau region. The uranium silt geochemical values from Turn River sampling are consistently high, with significant values of up to 291 ppm, which is 21 times higher than the 95th percentile (13.6 ppm) for uranium silt geochemical samples in the Yukon.  In addition, a 2003 regional stream geochemical survey conducted by the Geological Survey of Canada on the property returned values up to 545 ppm nickel which are coincident with an ultramafic intrusive package.  The elevated nickel values as well as the coincident ultramafic intrusive package make this a prime target area for nickel exploration.

Longview Capital Partners has assigned its option to It’s Your Nickel Exploration Ltd., a private company partially owned by Longview Capital.  If, as currently planned, It’s Your Nickel Exploration spends $2 million in year 1, $2 million in year 2, $3 million in year 3 and $4 million in years 4 and 5 for a total of $15 million, then It’s Your Nickel Exploration will own 50% of the Turn River Project and both International KRL Resources and Logan Resources would own 25% respectively. The Agreement is subject to the acceptance of the TSX Venture Exchange.

Seamus Young, President & CEO of both International KRL and Logan said, “We are delighted to have advanced the project to the next level by partnering with Longview Capital Partners, who have a very successful track record for building strong companies. Their newly created It’s Your Nickel Exploration Ltd. has started its corporate life with an option on an enviable property position for any exploration company.” Michael Sanguinetti, P.Eng, Consulting Geologist, is the Qualified Person responsible for the technical content of this news release.

ON BEHALF OF THE BOARD OF LOGAN RESOURCES LTD. & INTERNATIONAL KRL RESOURCES CORP.

“Seamus Young”

Seamus Young

President & CEO

For further Information Please Contact:

Seamus Young, President & CEO

International KRL Resources Corp. & Logan Resources Ltd.

604-689-0299 x223

Natasha Blackburn, Director of Corporate Development

International KRL Resources Corp. & Logan Resources Ltd.

604-689-0299 x 224

The RAYA Group, Investor Relations - Logan Resources Ltd.
Toll-free: 1-877-626-2121

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA): LGREF

Wednesday September 19, 2007

LOGAN RESOURCES IDENTIFIES REDBED COPPER AT SHELL CREEK; CONTINUES DIAMOND DRILL PROGRAM AT THE PROPERTY

Wednesday, September 19, 2007 – Logan Resources Ltd. (TSXV:LGR) today announced that the results of the ongoing mapping, prospecting, geophysical and geochemical surveys combined  with the diamond drill program at its Shell Creek copper project have demonstrated numerous consistencies with redbed type copper deposits.

Redbed copper systems are known to have immense grade and tonnage potential. It is encouraging that the field work completed this season has demonstrated the potential and the similarities of the Shell Creek project to the redbed copper deposit model.

The banded iron formation at Shell Creek, which has been traced for 8 km along strike, may represent a concentrated redbed sedimentary sequence. This may have important implications for the size and grade of the associated copper mineralization. The redbed type copper mineralization has been discovered proximal to the south side of the north limb of the banded iron formation, and the north side of the south limb. Logan has diamond drilled ten holes at Shell Creek since July 26, 2007 and the helicopter-supported program is continuing.

In addition to the drill program, the Company has collected over 30 samples of mineralized subcrop. Samples have been shipped to the lab and assays will be reported when received. Previously reported samples taken from this area of the property have assayed between 1% and 2% Cu, consistent with the copper grades of redbed copper systems.

Mineralization at Shell Creek consists of disseminations, blebs and fracture fillings of chalcocite, with minor bornite and lesser chalcopyrite, primarily hosted by a chloritic phyllite. Grades of 2% Cu occur within the chloritic phyllite but widths are presently difficult to determine due to exposure in subcrop. The basaltic amygdaloidal flows and grey siltstone/sandstones also host chalcocite and malachite mineralization, but are generally less consistent host rocks and appear to have less chalcocite. Malachite is the most common guide to areas of chalcocite mineralization which is still not easy to detect under low light conditions. The mineralization occurs proximal to the banded iron formation. Disseminated pyrite, up to 3-4%, and disseminated magnetite occur peripheral to areas of copper mineralization. Visible gold has been recovered from quartz vein material on the northeast side of the property. Arsenopyrite was encountered in Hole SCK-07-08.

The 100%-owned Shell Creek property is located 75 km northwest of Dawson City, Yukon. The property sits on the largest gravity anomaly in the Yukon. The Tintina Fault, a major structure associated with several major mineral deposits, transgresses the southern portion of this 11,000 hectare (27,182 acre) property. A coincident IP and gravity anomaly further enhances the significance of an extensive copper soil geochemical anomaly on the property.

Examples of redbed copper deposits include the Keweenaw Peninsula deposits in Michigan, USA and the Coppermine River area, NWT; the Mountain Grill and Radovan in east south-central Alaska; and include the Sustut copper deposit in northern British Columbia (Minfile No 094D 064), which exhibits strong similarities with Shell Creek.

Michael Sanguinetti, P.Eng, Consulting Geologist, is the Qualified Person with respect to the technical information contained herein.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties prospective for precious metals, base metals and uranium. For more information on the projects and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young”

------------------------

Seamus Young

President and CEO

For further information please contact:

Seamus Young, President and CEO

604-689-0299 x 223

The RAYA Group, Investor Relations

Toll-free: 1-877-626-2121

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA): LGREF

Friday September 28, 2007

LOGAN RESOURCES ANNOUNCES GRANT OF STOCK OPTIONS

Vancouver, Friday, September 28, 2007 – Logan Resources Ltd. (TSXV-LGR) today announced the grant of 825,000 stock options to its directors under the Company’s incentive stock option plan.  The options are exercisable at a price of $0.45 per share for a period of two years, and are subject to a four-month hold period.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties prospective for precious metals, base metals and uranium. For more information on the projects and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD OF

LOGAN RESOURCES LTD. & INTERNATIONAL KRL RESOURCES CORP.

“Seamus Young”

Seamus Young

President & CEO

For further Information Please Contact:

Seamus Young, President & CEO

International KRL Resources Corp. & Logan Resources Ltd.

604-689-0299 x223

Natasha Blackburn, Director of Corporate Development

International KRL Resources Corp. & Logan Resources Ltd.

604-689-0299 x 224

The RAYA Group, Investor Relations - Logan Resources Ltd.
Toll-free: 1-877-626-2121

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.